ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements from 25 February to
24 April 2012

DATE	DETAILS

24 April 2012	Voting rights and capital (transfer of shares from treasury)

20 April 2012	Voting rights and capital (transfer of shares from treasury)

13 April 2012	Voting rights and capital (transfer of shares from treasury)

12 April 2012	Notification of Directors’ Interests on Appointment (Nora Brownell- ‘Nil return’)

11 April 2012	Directors Interests-Share Incentive Plan-monthly update

10 April 2012	Voting rights and capital (transfer of shares from treasury)

3 April 2012	Voting rights and capital (transfer of shares from treasury)

2 April 2012	Voting rights and capital (end March issued share capital confirmed)

12 March 2012	Voting rights and capital (transfer of shares from treasury)

9 March 2012	Publication of updated RIIO-T1 Business Plans for 2013-2021

8 March 2012	Blocklisting Interim Review

8 March 2012	Directors Interests-Share Incentive Plan-monthly update

2 March 2012	Directors Share Interests- Purchases – Chairman, Paul Golby, Ruth Kelly

1 March 2012	Voting rights and capital (end February issued share capital confirmed)

29 February 2012	Voting rights and capital (transfer of shares from treasury)

27 February 2012	Voting rights and capital (transfer of shares from treasury)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following announcement:

4	April 2012: Board Appointment (NED- Nora Brownell)